Legacy Bancorp, Inc.

99 North Street

Pittsfield, MA 01202

September 9, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Attn: Mr. Todd K. Schiffman, Assistant Director

Re:	Legacy Bancorp, Inc.
Registration Statement on Form S-1
File Number 333-126481

Ladies and Gentlemen:

We hereby request acceleration of the effective date of our Registration Statement on Form S-1, SEC File No. 333-126481, as amended, to 5:30 p.m., Eastern time, on Friday, September 9, 2005, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby confirm that we are aware of our obligations under the Act. In addition, we acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janet O. Love of Lord, Bissell & Brook LLP, our special counsel, at (312) 443-0238, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

LEGACY BANCORP, INC.

By:	/s/ J. Williar Dunlaevy
Name:	J. Williar Dunlaevy
Title:	President and Chief Executive Officer

cc: Janet O. Love